EXHIBIT 99.2

ORAL AGREEMENT

Between

CHRYSALIS RESOURCE MANAGEMENT, INC. and SHIMODA MARKETING, INC.

1.

Chrysalis Resource Management, Inc. (“CRMI ") and Shimoda Marketing, Inc. ("SMI") have entered into an Oral Commercial Rental Agreement ("Agreement") for the ongoing, month-to-month rental of office space located at 116 West McLeroy Blvd., Saginaw, TX 76179, (the “Premises”).

2.

CRMI’s sole shareholder, Barbara Cranfill (nee Schuessler), is also an officer and shareholder in SMI.  CRMI provides a variety of administrative support services to SMI at prevailing market rates.

3.

CRMI is the owner of the Premises.

4.

CRMI rents the Premises to SMI, and SMI rents the Premises from CRMI on a month to month basis, for the monthly rental of $2,750 per month, which includes all utilities ( water/electric/sewer/trash removal) and also includes maintenance and cleaning ..

Chrysalis Resource Management Incorporated	Shimoda Marketing, Inc.
Barbara Schuessler, President	Michael Cranfill